                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                               ANTEC CORPORATION
                               -----------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
                         ----------------------------
                        (Title of Class of Securities)

                                   03664P105
                                   ---------
                                (CUSIP Number)

     Stephen M. Brett, Esq., Executive Vice President and General Counsel,
                           Tele-Communications, Inc.
   Terrace Tower II, 5619 DTC Parkway, Englewood, CO  80111, (303-267-5500)
   ------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 JUNE 29, 1998
                                 -------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Exhibit Index is on Page n/a
                                                  ---

Cusip No. 03664P105

------------------------------------------------------------------------------------------------------------------------------------
     (1)    Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

            TELE-COMMUNICATIONS, INC.
------------------------------------------------------------------------------------------------------------------------------------
     (2)    Check the Appropriate Box if a Member of a Group
                                                                                       (a)  [ ]
                                                                                       (b)  [ ]
------------------------------------------------------------------------------------------------------------------------------------
     (3)    SEC Use Only
------------------------------------------------------------------------------------------------------------------------------------
     (4)    Source of Funds
            WC
------------------------------------------------------------------------------------------------------------------------------------
     (5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                 [ ]
------------------------------------------------------------------------------------------------------------------------------------
     (6)    Citizenship or Place of Organization
            Delaware
------------------------------------------------------------------------------------------------------------------------------------
 Number of       (7)  Sole Voting Power         7,681,341 Shares*
Shares Bene-          --------------------------------------------------------------------------------------------------------------
  ficially       (8)  Shared Voting Power       0 Shares
 Owned by             --------------------------------------------------------------------------------------------------------------
Each Report-     (9)  Sole Dispositive Power    7,681,341 Shares*
 ing Person           --------------------------------------------------------------------------------------------------------------
   With         (10)  Shared Dispositive Power  0 Shares

------------------------------------------------------------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

                      7,681,341 Shares*

------------------------------------------------------------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                                            [ ]
------------------------------------------------------------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row (11)

                      19%

------------------------------------------------------------------------------------------------------------------------------------
     (14) Type of Reporting Person

                      HC, CO

_____________________________
*Including the 6,827,000 shares currently beneficially owned by TCI together with the additional 854,341 shares TCI would acquire upon the exercise of stock options. (See Items 3 and 5)

Cusip No. 03664P105

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 1)

                                 Statement of

                           TELE-COMMUNICATIONS, INC.

                       Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                               ANTEC CORPORATION
                         (Commission File No. 022336)


ITEM 1.  Security and Issuer
         -------------------

         Tele-Communications, Inc., a Delaware corporation ("TCI"), hereby amends and supplements its Statement on Schedule 13D (the "Statement"), with respect to the Common Stock, $.01 par value (the "Common Stock"), of Antec Corporation, a Delaware corporation ("Antec"). Antec's principal executive offices are located at 2850 West Golf Road, Rolling Meadows, Illinois 60008. Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Statement.

ITEM 2.  Identity and Background
         -----------------------

         Schedule 1 incorporated by reference in Item 2 of the Statement is hereby amended and supplemented by the new Schedule 1 attached hereto, which is incorporated herein by reference. All other provisions of Item 2 remain the same.

ITEM 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         Item 3 is hereby amended and supplemented by adding the following:

         As more fully described in Item 4 below, on June 29, 1998, a subsidiary of TCI purchased 500,000 shares of Common Stock for $7,250,000. Such funds came from working capital.

ITEM 4.  Purpose of Transaction
         ----------------------

         Item 4 is hereby amended and supplemented by adding the following:

         Pursuant to the terms of an Assignment and Assumption Agreement dated as of April 13, 1998, between Antec and TCI TSX, Inc., a subsidiary of TCI, TCI TSX, Inc. purchased 500,000 shares of Common Stock in a private transaction on June 29, 1998. The purchase price for such shares was $7,250,000. TCI acquired beneficial ownership of the shares as an investment and without any present intent to sell them. The

Cusip No. 03664P105

500,000 shares of Common Stock is a portion of shares of Common Stock Antec had the right to acquire from a third party.

         Except as otherwise described in the Statement, as amended, neither TCI nor, to the best of its knowledge, any of its executive officers, directors or controlling persons, have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of Antec, or any disposition of securities of Antec; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Antec or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of Antec or any of its subsidiaries; (iv) any change in the present board of directors or management of Antec, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of Antec; (vi) any other material change in Antec's business or corporate structure; (vii) any changes in Antec's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of Antec by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of Antec; (ix) any termination of registration pursuant to section 12(g)(4) of the Act, as amended, of a class of equity securities of Antec; or (x) any action similar to any of those enumerated above.

         Notwithstanding the foregoing, TCI may determine to change its investment intent with respect to Antec at any time in the future. In reaching any conclusion as to its future course of action, TCI will take into consideration various factors, such as Antec's business and prospects, other developments concerning Antec, other business opportunities available to TCI, developments with respect to the business of TCI, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock of Antec. In particular, TCI reserves the right, depending on other relevant factors, to acquire additional shares of the Common Stock of Antec in open market or privately negotiated transactions. Further, TCI may elect to dispose of all or a portion of its holdings of shares of the Common Stock of Antec or to change its intention with respect to any or all of the matters referred to in this Item at any time in the future.

ITEM 5.  Interest in Securities of the Issuer
         ------------------------------------

         Item 5 is hereby amended and supplemented by adding the following:

         (a) TCI presently beneficially owns 7,681,341 shares of the Common Stock. Of the 7,681,341 shares beneficially owned, 6,827,000 shares are currently owned of record by a subsidiary of TCI and an additional 854,341 shares may be acquired upon the exercise of the TCI Options. The 7,681,341 shares of Common Stock beneficially owned by TCI represent approximately 19% of the 40,238,847 shares of Antec Common Stock outstanding as of April 30, 1998, as reported by Antec in its Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 and adjusted for the exercise of the TCI Options.


         As of January 1, 1998, Fred A. Vierra resigned as an Executive Vice President of TCI. Larry Romrell, an Executive Vice President of TCI, holds options to acquire 16,200 shares of Common Stock, which are fully vested. Other than as stated herein and as previously reported with respect to Mr. Schotters, to the knowledge of TCI, no other person listed on Schedule 1 hereto has an interest in any securities of Antec.

         (c) During the past 30 days, JC Sparkman, a Director of TCI, has exercised options for 16,200 shares of Common Stock and sold such shares immediately upon acquisition through a broker at prices ranging from approximately $19 to $22 per share.

Cusip No. 03664P105


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Statement is true, complete and correct.


July 15, 1998                       TELE-COMMUNICATIONS, INC.



                                         /s/ Stephen M. Brett
                                    ---------------------------
                                    Stephen M. Brett
                                    Executive Vice President and
                                    General Counsel

                                  SCHEDULE 1
                                  ----------

             Directors, Executive Officers and Controlling Persons
                     of Tele-Communications, Inc. ("TCI")

                                  DIRECTORS
                                 ----------

Name                   Principal Occupation &                           Principal Business or Organization in
----                   Business Address                                 Which such Employment Is Conducted
                       ----------------------                           -------------------------------------

Donne F. Fisher        Consultant & Director of TCI; Business           Cable television & telecommunications
                       Executive                                        & programming services
                       5619 DTC Parkway
                       Englewood, CO 80111

John W. Gallivan       Director of TCI; Director of                     Newspaper publishing
                       Kearns-Tribune Corporation
                       400 Tribune Building
                       Salt Lake City, UT 84111

Paul A. Gould          Director of TCI; an Executive Vice President     Investment banking services
                       & a Managing Director of
                       Allen & Company Incorporated
                       711 5th Avenue
                       New York, New York 10022

Leo J. Hindery, Jr.    President & Director of TCI                      Cable television & telecommunications
                       5619 DTC Parkway                                 & programming services
                       Englewood, CO 80111

Jerome H. Kern         Vice Chairman of the Board & a Director          Business Consulting; Law
                       of TCI; Consultant; Special Counsel
                       to Baker & Botts, L.L.P.
                       5619 DTC Parkway
                       Englewood, CO 80111

Kim Magness            Director of TCI; Business Executive              Management of various business
                       4000 E. Belleview                                enterprises
                       Englewood, CO 80111

John C. Malone         Chairman of the Board, Chief Executive           Cable television & telecommunications
                       Officer & a Director of TCI                      & programming services
                       5619 DTC Parkway
                       Englewood, CO 80111

Robert A. Naify        Director of TCI; President & Chief Executive     Provider of services to the motion
                       Officer of Todd-AO Corporation                   picture industry
                       172 Golden Gate Avenue
                       San Francisco, CA 94102

Name                        Principal Occupation &                     Principal Business or Organization in
----                        Business Address                           Which such Employment Is Conducted
                            ----------------------                     --------------------------------------

J C Sparkman                Consultant & Director of TCI                Cable television & telecommunications
                            5619 DTC Parkway                            & programming services
                            Englewood, CO 80111

                              EXECUTIVE OFFICERS
                              ------------------

Robert R. Bennett           Executive Vice President of TCI             Cable television & telecommunications
                            5619 DTC Parkway                            & programming services
                            Englewood, CO 80111

Gary K. Bracken             Executive Vice President & Controller       Cable television & telecommunications
                            of TCI Communications, Inc.                 & programming services
                            5619 DTC Parkway
                            Englewood, CO 80111

Stephen M. Brett            Executive Vice President, Secretary         Cable television & telecommunications
                            & General Counsel of TCI                    & programming services
                            5619 DTC Parkway
                            Englewood, CO 80111

Gary S. Howard              Executive Vice President of TCI             Cable television & telecommunications
                            5619 DTC Parkway                            & programming services
                            Englewood, CO 80111

Marvin L. Jones             Executive Vice President of TCI             Cable television & telecommunications
                            5619 DTC Parkway                            & programming services
                            Englewood, CO 80111

Ann M. Koets                Executive Vice President of                 Cable television & telecommunications
                            TCI Communications, Inc.                    & programming services
                            5619 DTC Parkway
                            Englewood, CO 80111

Larry E. Romrell            Executive Vice President of TCI             Cable television & telecommunications
                            5619 DTC Parkway                            & programming services
                            Englewood, CO 80111

Bernard W. Schotters, II    Senior Vice President & Treasurer of TCI    Cable television & telecommunications
                            5619 DTC Parkway                            & programming services
                            Englewood, CO 80111
